SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

United Retail Group, Inc.
(Name of Issuer)

Common Stock ($.001 Par Value)
(Title of Class of Securities)

911380103
(CUSIP Number)

Raphael Benaroya; 365 West Passaic Street, Rochelle Park, NJ 07662; (201) 909-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

July 17, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 911380103

1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MORT GREENBERG

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

        (a)

        (b) X

3.     SEC USE ONLY

4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

        00

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 3,500
8. SHARED VOTING POWER - 0 -
9. SOLE DISPOSITIVE POWER 3,500
10. SHARED DISPOSITIVE POWER - 0 -

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,500

12.    CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     (SEE INSTRUCTIONS)

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.1%

14.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN

CUSIP No. 911380103

STATEMENT ON SCHEDULE 13D AMENDMENT NO. 8
(originally dated July 12, 1993, as amended to and including July 17, 1999)

Item 1.              Security and Issuer.

Common Stock, $.001 par value per share ("Shares")
United Retail Group, Inc. (the "Issuer")
365 West Passaic Street
Rochelle Park, NJ 07662

Item 2.             Identity and Background.

(a) See Item 1 of the cover page for the name of the reporting person.

(b) The business address of the reporting person is:

6866 Touchdown Circle
Palm Beach Gardens, FL  33418

(c) The reporting person is retired.

(d) The reporting person has not been convicted in a criminal proceeding during the last five years.

(e) The reporting person has not during the last five years been a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

(f) See Item 6 of the cover page for the citizenship of the reporting person.

Item 3.             Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.             Purpose of Transaction.

The reporting person purchased Shares for investment.

The reporting person has no plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act (the "Act"); or

(j) Any action similar to any of those enumerated above.

Item 5.             Interest in Securities of the Issuer.

(a) All the Shares beneficially owned by the reporting person are outstanding Shares.

(b) The reporting person and Raphael Benaroya, George R. Remeta, Fredric E. Stern, Cheryl A. Lutz, Limited Direct Associates, L.P., and the Issuer are parties to the Restated Stockholders’ Agreement, dated December 23, 1992 (as amended the "Restated Stockholders’ Agreement"), which is incorporated by reference to Exhibit No. 2 hereto.

The Restated Stockholders’ Agreement provides that the parties other than the Issuer shall act together in connection with the election and removal of directors and certain amendments to the by-laws of the Issuer. The Restated Stockholders’ Agreement contains certain restrictions on transfers of Shares held by the stockholders of the Issuer who are parties to the Restated Stockholders’ Agreement.

The arrangements under the Restated Stockholders’ Agreement described above expired on July 17, 1999. The reporting person now has the power to vote and dispose of the Shares he owns.

The reporting person disclaims beneficial ownership of the Shares held by any other parties.

(c) The reporting person did not effect any transaction involving Shares during the last 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares owned by the reporting person.

(e) On July 17, 1999, the provisions of the Restated Stockholders’ Agreement described in Item 5(b) expired. As a result, the reporting person could no longer be deemed to be the beneficial owner of more than 5% of the outstanding Shares.

Item 6.             Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                          Not applicable.

Item 7.             Material Filed as Exhibits.

1. Joint Filing Agreement with Raphael Benaroya and certain others (filed on July 22, 1993).

2. Restated Stockholders’ Agreement among the Issuer, CCI, LDA and the Management Stockholders, and Amendment Nos. 1, 2 and 3 thereto (filed on November 16, 1998).

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement on Schedule 13D Amendment No. 8 is true, complete and correct.

Name                                                                                                       Date

MORT GREENBERG                                                                      July 19, 1999
Mort Greenberg

Attention: Intentional misstatement or omissions of fact constitute federal criminal violations (see U.S.C. 1001).